Exhibit 99.1

NLS Pharmaceutics CEO Issues Letter to Shareholders

ZURICH, June 16,2025 /PRNewswire/ -- NLS Pharmaceutics Ltd. (NASDAQ: NLSP), a Swiss clinical-stage biopharmaceutical company focused on developing innovative therapies for central nervous system (CNS) disorders, today issued a letter to its shareholders.

Dear Shareholders,

We are delighted to share a summary of NLS Pharmaceutics’ achieved milestones since the fourth quarter of 2024. Here’s a snapshot of our progress and what lies ahead:

1. Completion of Major Financing Events

●	During the first quarter of 2025, we initially closed two equity financing transactions, resulting in aggregate gross proceeds of $2.5 million, priced at $3.10 and $1.65 per share at a premium to the market share price as of the date of the transactions, representing a premium of 48% and 10%, respectively.

●	In addition, we signed a $25 million equity facility commitment. The potential proceeds from this facility are earmarked to support the merger with Kadimastem Ltd. (TASE: KDST). (“Kadimastem”) and the Company’s advance clinical programs.

Since we first announced the proposed merger with Kadimastem, we have raised more than $6   million in the aggregate to support the pending transaction and the combined company’s clinical trials post-merger. Moreover, we have converted all   of the Company’s outstanding liabilities into equity   , reflecting a strong balance sheet of a company free of debt.   These financing events have not only strengthened our balance sheet, but have extended our cash runway, enabling us to pursue continued research & development efforts and   proceed with the execution of the merger.

2. Positive Clinical and Preclinical Developments

●	In February 2025, we announced encouraging preclinical data for AEX-2, further validating our dual orexin receptor agonist platform (“DOXA”) for central nervous systems (“CNS”) disorders.

●	In February 2025, we announced that Kadimastem and iTolerance successfully completed a Pre-IND Meeting with the U.S. Food and Drug Administration (FDA) for its Type 1 Diabetes Treatment, representing a significant asset for the merged company, NewcelX.

●	In April 2025, positive results from Study KO-943 revealed that Mazindol ER significantly reduced fentanyl-induced reward behaviors in animal models. These results represent important proof-points for both safety and therapeutic potential as we prepare for next-stage trials.
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3. Merger with Kadimastem — Strategic Synergy in Action

●	In January 2025, following the approval by the board of directors of NLS and Kadimastem, Kadimastem’s shareholders overwhelmingly approved the merger, a critical step in closing the merger and in bringing together the complementary strengths of Kadimastem and NLS.

●	Amendments to the Registration Statements on Form F-4 were filed, paving the way for the final NLS shareholder vote.

Today, the merger process is progressing. We target completing the merger in early Q3 2025 , subject to requirements set forth by all regulatory agents.

Ronen Twito, Executive Chairman and Chief Executive Officer of Kadimastem, said, “We are excited about the upcoming merger, which aligns with our strategic goals and will enable us to provide comprehensive therapeutic options for patients. By joining forces, we can better serve those with diabetes and combat its complexity. This merger demonstrates a commitment to innovation, patient care, and long-term value. Together, we aim to improve the lives of diabetics and patients with related conditions. We are committed to ensuring a smooth integration process as we move forward, following the completion of the merger. In addition to the equity investment, we believe the committed equity facility agreement of $25 million will enhance the combined company’s balance sheet and could provide flexibility to support future pipeline development.”

4. What the Combined Company Will Look Like

●	The combined entity will be named NewcelX and intends to be a Nasdaq-listed clinical-stage biotech with a robust pipeline spanning neurodegenerative disease (AstroRx® for amyotrophic lateral sclerosis (“ALS”) in a Phase IIa stage), diabetes (IsletRx), and CNS disorders via the DOXA platform.

●	Shareholders are expected to continue to benefit from our legacy assets—notably Mazindol ER—through contingent value rights subject to potential future sales.

5. Looking Ahead

As we approach the anticipated closing of the merger, we are preparing to rapidly initiate:

●	Phase IIa multi-site clinical trial for AstroRx®, targeting ALS.

●	Phase I study for IsletRx in Type I diabetes.

●	Continued preclinical progression of AEX-2/AEX-41 toward late-stage development (e.g., narcolepsy, neurodegeneration).

Our anticipated merger with Kadimastem is expected to mark a transformational pivot—uniting our proprietary DOXA platform and the cell-therapy assets under one roof. With a fortified capital structure, and a unified board guiding our research and development direction, we are strategically positioned for meaningful value creation.

In Conclusion

Thanks to your trust and resilience, NLS stands on the edge of a powerful new chapter. We anticipate the closing of the merger to occur in the near future, followed by an energized integration phase and accelerated clinical momentum.

Thank you for your enduring support. Together, we will accelerate development, diversify our pipeline, and enhance long-term shareholder value.

With optimism,

Alexander C. Zwyer

Chief Executive Officer

NLS Pharmaceutics (NASDAQ: NLSP)

About NLS Pharmaceutics Ltd.

NLS is a global development-stage biopharmaceutical company, working with a network of world-class partners and internationally recognized scientists, focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system disorders who have unmet medical needs. Headquartered in Switzerland and founded in 2015, NLS is led by an experienced management team with a track record of developing and commercializing product candidates. For more information, please visit www.nlspharma.com.

About Kadimastem

Kadimastem is a clinical stage cell therapy company, developing “off-the-shelf”, allogeneic, proprietary cell products based on its technology platform for the expansion and differentiation of Human Embryonic Stem Cells (hESCs) into functional cells. AstroRx®, the company’s lead product, is an astrocyte cell therapy in clinical development for the treatment for ALS and in pre-clinical studies for other neurodegenerative indications.

IsletRx is the company’s treatment for diabetes. IsletRx is comprised of functional pancreatic islet cells producing and releasing insulin and glucagon, intended to treat and potentially cure patients with insulin-dependent diabetes. Kadimastem was founded by Professor Michel Revel, Chief Scientific Officer of Kadimastem and Professor Emeritus of Molecular Genetics at the Weizmann Institute of Science. Professor Revel received the Israel Prize for the invention and development of Rebif®, a multiple sclerosis blockbuster drug sold worldwide. Kadimastem is traded on the Tel Aviv Stock Exchange (TASE: KDST).

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Safe Harbor Statement

This press release contains expressed or implied forward-looking statements pursuant to U.S. Federal securities laws. For example, NLS and Kadimastem are using forward-looking statements when they discuss the expected closing, and the timing of the closing, of the transaction and the potential benefits of the transaction to NLS and Kadimastem and their respective shareholders, including value creation for shareholders, as well as the expected strategic position of the combined company following the Merger, if completed, and the plan to prepare and initiate a Phase IIa multi-site clinical trial of AstroRx®, Kadimastem’s product candidate for Amyotrophic Lateral Sclerosis (ALS). These forward-looking statements and their implications are based on the current expectations of the management of NLS and Kadimastem and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: risks related to the companies’ ability to complete the Merger on the proposed terms and schedule, including risks and uncertainties related to the satisfaction of the closing conditions related to the merger agreement and risks and uncertainties related to the failure to timely, or at all, obtain shareholder approvals for the transaction; unexpected costs, charges or expenses resulting from the transaction and potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Merger; changes in technology and market requirements; either or both companies may encounter delays or obstacles in launching and/or successfully completing their clinical trials; the companies’ products may not be approved by regulatory agencies; their technologies may not be validated as they progress and their methods may not be accepted by the scientific community; either of both of the companies may be unable to retain or attract key employees whose knowledge is essential to the development of their products; unforeseen scientific difficulties may develop with the products being advanced by the companies; their products may wind up being more expensive than anticipated; results in the laboratory may not translate to equally good results in real clinical settings; results of preclinical studies may not correlate with the results of human clinical trials; the companies’ patents may not be sufficient; their products may harm recipients; changes in legislation may adversely impact either or both of the companies; inability to timely develop and introduce new technologies, products and applications; and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of candidate products to differ materially from those contemplated in such forward-looking statements. Except as otherwise required by law, neither Kadimastem nor NLS undertakes any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting NLS is contained under the heading “Risk Factors” in NLS’s annual report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission (“SEC”), which is available on the SEC’s website, www.sec.gov, and in subsequent filings made by NLS with the SEC, including under the heading “Risk Factors” in NLS’s registration statement on Form F-4, filed with the SEC on December 27, 2024.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, NLS filed a registration statement on Form F-4 on December 30, 2023, including a proxy statement/prospectus, with the SEC (the “F-4 Registration Statement”), and subsequent Amendments to the F-4 Registration Statement on March 3, 2025, March 31, 2025, and June 9, 2025. NLS may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or any other document that NLS may file with the SEC. The proxy statement (if and when available) will be mailed or delivered to shareholders of NLS and Kadimastem. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (if and when available) and other documents containing important information about NLS and Kadimastem and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on NLS’s website at www.nlspharma.com.

Participants in the Solicitation

NLS, Kadimastem, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from NLS and Kadimastem shareholders in respect of the proposed transaction. Information about the directors and executive officers of NLS, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in NLS’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, which was filed with the SEC on May 16, 2025. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed merger when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from NLS Pharmaceutics using the sources indicated above.

NLS Contacts:

InvestorRelations@nls-pharma.com
www.nlspharma.com

Kadimastem Contacts:

Sarah Bazak, Investors relations

s.bazak@kadimastem.com

www.kadimastem.com

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